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                           August 11, 2023

       Purnanand Sarma, Ph.D.
       President and Chief Executive Officer
       Immunome Inc.
       665 Stockton Drive, Suite 300
       Exton, Pennsylvania 19341

                                                        Re: Immunome Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 8,
2023
                                                            File No. 333-273792

       Dear Purnanand Sarma:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Daniel Bagliebter